EXHIBIT 99.1

Titan Mining and U.S. Army Agree to Commercial Framework for Strategic U.S. Graphite Processing Facility

Term Sheet Provides Up to 100 Years of Site Tenure at key Strategic U.S Defense Infrastructure Installation and Advances Development of Fully Integrated U.S. Graphite Supply Chain

GOUVERNEUR, N.Y., Oct. 07, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI) (“Titan” or the “Company”), a U.S.-focused critical minerals producer and developer, today announced that its wholly owned subsidiary, Empire State Mines, LLC (“ESM”), and the U.S. Department of the Army (“Army”) have executed a term sheet establishing the principal commercial terms for an Enhanced Use Lease (“EUL”) to develop a critical minerals processing facility on U.S. Army property.

The term sheet contemplates development of the proposed facility on approximately 97 acres of underutilized Army property at Anniston Army Depot in Alabama, providing Titan with a pathway to establish downstream graphite processing capacity within an existing strategic U.S. defense installation. Development would leverage established infrastructure, site access and coordinated utilities planning to support the fast-track construction of the facility.

Additional diligence continues at the Pine Bluff Arsenal in Arkansas and Fort Drum in New York.

Under the proposed framework, ESM would develop, finance, build, own and operate a commercial-scale graphite processing facility designed to produce value-added natural graphite products, including Purified Micronized Graphite (“PMG”) in phase I and Coated Spherical Purified Graphite (“CSPG”) following customer qualifications, supporting U.S. defense, industrial and energy supply chains.

HIGHLIGHTS

  Long-Term Strategic Framework: Initial 50-year lease term with two additional 25-year renewal options exercisable by ESM and the Army, providing the potential for up to 100 years of operating tenure, subject to the terms of the definitive EUL.
  Strategic U.S Defense Infrastructure: The proposed facility would be developed on approximately 97 acres at Anniston Army Depot, providing a long-term platform for domestic graphite processing within an existing U.S. defense installation and the opportunity to leverage established infrastructure and coordinated utility planning.
  Army Right of First Offer: The proposed framework provides the Army with a right of first offer to purchase certain uncommitted PMG and CSPG produced at the facility, subject to applicable federal procurement requirements. The right is limited to a maximum of 10% of annual facility production and does not apply to product committed under qualifying offtake, supply or project-financing arrangements.
  Commercial Framework Aligned with Domestic Production: Project consideration would consist of fair market value base rent together with applicable participation rent following commencement of commercial operations, with the Army expressing a preference for consideration to be provided through qualifying in-kind infrastructure improvements undertaken at or for the benefit of the Army.
  Project Financing Flexibility: The proposed framework is designed to accommodate project financing and provide customary protections for approved project lenders, supporting Titan’s ability to finance development of the proposed facility.
  Development Flexibility: The framework incorporates mechanisms to adjust development milestones for specified permitting, regulatory and other project circumstances outside ESM’s control.
  Advancing U.S. Graphite Independence: The proposed facility would extend Titan’s domestic graphite platform downstream into purified and coated graphite products critical to U.S. defense, advanced manufacturing and energy applications.

Rita Adiani, President and Chief Executive Officer, commented:

"Agreeing to this commercial framework with the U.S. Army is a significant milestone in Titan’s strategy to build a fully integrated American graphite supply chain. Developing within an existing Army installation provides important infrastructure and strategic advantages and creates a pathway to establish large-scale domestic graphite processing without having to develop an entirely new industrial site from the ground up.

Importantly, this is more than securing a site. The proposed framework combines long-duration site control, strategic U.S. defense infrastructure and financing flexibility with Kilbourne’s domestic natural flake graphite resource, our existing operating infrastructure and expertise in New York, and our growing customer qualification programs. Together, these elements provide a pathway to build a secure American graphite supply chain from mine through value-added purified graphite products.

With the potential for up to 100 years of site tenure, we are establishing the foundation for a long-term domestic processing platform capable of supporting U.S. defense, advanced manufacturing and energy supply chains for decades to come.”

Dr. Jeff Waksman, Principal Deputy Assistant Secretary of the Army for Installations, Energy and Environment, commented:

“The ability to process critical minerals on U.S. soil is a national-defense priority required for munitions, missiles, sensors, batteries, and the platforms our Soldiers depend on. Leveraging our legal authorities and land, the U.S. Army is able to help nurture and expedite the growth of critical minerals industrial base which equips and sustains America’s Soldiers without putting any taxpayer dollars at risk.”

NEXT STEPS

The parties will now continue work toward execution of the definitive EUL and completion of the remaining project-development requirements.

Execution of the EUL remains subject to customary conditions, including agreement on the development and energy operating plans, environmental and regulatory matters, appraisal and valuation matters, project financing and Titan Board approval, as well as applicable Army and Congressional processes.

Titan continues to advance the Kilbourne Graphite Project in parallel, including its ongoing Feasibility Study, customer qualification programs and commercial development activities.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York State. Titan is also the United States' first end-to-end producer of natural flake graphite in 70 years and is advancing graphite and germanium initiatives at its Empire State Mine to strengthen domestic critical minerals supply chains. The Company has also received support from the U.S. Export-Import Bank (EXIM) under its Make More in America Initiative. Titan’s goal is to deliver shareholder value through operational excellence, development, and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com.

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this news release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including statements regarding: all terms of the commercial framework and terms for the EUL; that Titan will build a secure American graphite supply chain from mine through value-added purified graphite products; the parties will now continue work toward execution of the definitive EUL and completion of the remaining project-development requirements; future execution of the EUL; and that Titan will continue to advance the Kilbourne Graphite Project in parallel, including its ongoing Feasibility Study, customer qualification programs and commercial development activities.. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc, graphite and germanium; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; risks relating to changes in trade measures affecting graphite, including the absence of antidumping and countervailing duty orders on active anode material following the U.S. International Trade Commission’s negative determinations, and changes to Section 301 or other tariffs; risks that customer qualification programs are not completed successfully or that non-binding arrangements do not result in definitive agreements; reliance on a limited number of customers and on third-party processing capacity; risks associated with government contracting, Enhanced Use Leases and government-supported financing programs, including that the Conditional Selection Notices may not result in finalized Business Terms Agreements, Enhanced Use Leases or construction and operation of the Kilbourne graphite purification plant on U.S. Army property; risks that the Feasibility Study is delayed or its results do not support development, or that Board approval, permits or financing for a construction decision are not obtained; risks that germanium recovery testing does not establish a technically or economically viable commercial opportunity; risks that the Company does not achieve its 2026 production, cost or Adjusted EBITDA guidance, resume N2D zone operations, commission equipment or complete planned drilling on the anticipated timelines; risks that pending assay results do not meet expectations; risks that the conditions to the EUL are not satisfied; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc, graphite and germanium; demand for graphite and germanium; exploration results; the ability to secure adequate financing (as needed); the continued availability of the EXIM facility and that the expression of interest of up to $120 million converts into committed financing; that the Kilbourne Feasibility Study will remain on schedule and produce results supporting development; that the Board will approve a construction decision and required permits and financing will be available on acceptable terms; that Business Terms Agreements with the U.S. Army will be finalized on acceptable terms; the applicable Enhanced Use Lease opportunities will proceed and all required conditions will be satisfied; that customer qualification programs and commercial-scale processing will be completed successfully; that the customer agreements are indicative of potential commercial demand and will support the continued development of the Company’s commercial order book; that germanium recovery testing will support a technically and economically viable commercial opportunity; that planned operations, equipment commissioning, drilling and geotechnical work will proceed on schedule and pending assay results will support the Company’s exploration objectives; that production, costs, zinc prices and other operating and market conditions will support the Company’s 2026 guidance; the continuity of U.S. federal policy support for domestic critical minerals production; the availability of third-party processing capacity on commercially acceptable terms; the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.